1-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECEIVED
JUL 09 2002
152

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934


02048570

For the month of July, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated July 8, 2002	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSE	CCO
NYSE	CCJ



web site address:
www.cameco.com

Cameco Corporation
2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Reports Missing Person at Kumtor Mine

Saskatoon, Saskatchewan, Canada, July 8, 2002 . . . .

Cameco Corporation reports that a pit wall failure occurred at its Kumtor minesite in Kyrgyzstan, Central Asia. A Kyrgyz national employee is missing and presumed dead.

The incident occurred at 2:50 pm Monday, July 8, Kyrgyzstan time (2:50 am Monday, CST) and involved an area of the open pit approximately 200 metres high. The missing employee is believed to be buried in the rock slide.

All mining operations have been stopped, the employee's family has been notified and a rescue team continues to search. It is not known at this time when mine production will resume.

KOC has committed its co-operation in the investigation to be conducted by the Ministry of Environment and Emergencies of the Kyrgyz Republic.

The Kumtor gold operation is owned two-thirds by the government of Kyrgyzstan and one-third by Cameco and is located in the Tien-Shan mountains. The mine employs about 1,500 people.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest uranium supplier and a gold producer. Cameco's shares trade on the Toronto and New York stock exchanges.

- End -

For more information, please contact:
Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318